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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                               PJ America, Inc.
                               (Name of Issuer)


                             Common Capital Stock
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald PLLC
                           3300 National City Tower
                             Louisville, KY  40202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 22, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                                 SCHEDULE 13D
CUSIP NO.    72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Richard F. Sherman
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          50,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             205,000/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          50,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          205,000/1/
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      293,000/2/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%

      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- -------------------

/1/ Includes 100,000 shares held in trust for his adult daughter and 100,000 shares held in trust for his adult son and 5,000 held directly by his adult son.

/2/ Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof and 100,000 shares held in trust for his adult daughter and 100,000 shares held in trust for his adult son and 5,000 shares held directly by his adult son.

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Douglas S. Stephens

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          242,464 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          242,464 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      353,898/3/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [ ]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- -----------------

/3/ Includes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof.

                                 SCHEDULE 13D
CUSIP NO.    72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen P. Langford
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          207,164
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          207,164
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      225,164/4/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- ------------------
/4/ Includes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.

                                 SCHEDULE 13D
CUSIP NO.   72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Martin T. Hart
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          125,000/5/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          125,000/5/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      143,000/6/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%

      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- ---------------

/5/  Includes 100,000 shares held by H Investment Company LLP.

/6/ Includes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof and 100,000 shares held by H Investment Company LLP.

                                 SCHEDULE 13D
CUSIP NO.    72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael J. Grisanti
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          164,404,/7/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          164,404,/7/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      164,404/7/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%

      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- ---------------------
/7/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner.

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Jack A. Laughery
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          189,981
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             23,374/8/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          189,981
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          23,374/8/
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      213,355 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- -----------------

/8/ Includes 3,300 shares held by the Laughery Foundation and 20,074 shares held by his adult daughter.

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Frank O. Keener
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [x]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (See Instructions) N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          324,603 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          324,603 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      342,603/9/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------
- -----------------------

/9/ Includes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.

                                 SCHEDULE 13D
CUSIP NO.    72585Q10
         -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael M. Fleishman
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          188,430
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,000/10/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          188,430
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,000/10/
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      242,430/11/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
- ------------------------------------------------------------------------------


- ------------------

/10/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.
/11/ Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof and 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

                                 SCHEDULE 13D
CUSIP NO.     72585Q10
          -----------------

- ------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      PJ Acquisition Corp.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0
      (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)
- ------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0
      (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
- ------------------------------------------------------------------------------

Item 1         Security and Issuer.
- ------         -------------------

     This statement relates to the common stock, par value $.01 per share (the "Common Stock") of PJ America, Inc. (the "Company"). The principal executive offices of the Company are located at 2300 Resource Drive, Birmingham, Alabama 35242.


Item 2         Identity and Background
- ------         -----------------------

     (a) This statement is being filed jointly pursuant to Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by Douglas S. Stephens, Richard F. Sherman, Stephen P. Langford, Martin T. Hart, Michael J. Grisanti, Jack A. Laughery, Frank O. Keener, Michael M. Fleishman and PJ Acquisition Corp. (individually, a "Reporting Person" and, collectively, "Reporting Persons"). The Reporting Persons have offered other members of the Company's senior management the opportunity to participate, but the extent of such participation has not yet been determined.

     The Reporting Persons constitute a "group" for purposes of Rule 13d-5 under the Act. The report on Schedule 13D constitutes the original report of the group.

     The Company, the largest franchisee of Papa John's International, Inc., has 177 Papa John's restaurants in nine states and Puerto Rico.

     (b) Mr. Stephens' business address is PJ America, Inc., 2300 Resource Drive, Birmingham, Alabama 35242.

Mr. Sherman's residential address is 202 Schooner Lane, Duck Key, Florida 33050.

Mr. Langford's business address is 725 S. Floyd Street, Louisville, Kentucky 40232.

Mr. Hart's business address is 2401 East Second Avenue, Suite 250, Denver, Colorado, 80206.

Mr. Grisanti's business address is Grisanti, Inc., 9300 Shelbyville Road, Louisville, Kentucky 40222.

Mr. Laughery's business address is 120 North Franklin Street, Suite E, Rocky Mount, North Carolina 27804.

Mr. Keener's residential address is 4613 Granny White Pike, Nashville, Tennessee 37220.

Mr. Fleishman's business address is Greenebaum Doll & McDonald PLLC, 3300 National City Tower, Louisville, Kentucky 40202.

PJ Acquisition Corp.'s address is c/o PJ America, Inc., 2300 Resource Drive, Birmingham, Alabama 35242.

     (c) Mr. Stephens is President, Chief Executive Officer and a director of the Company.

Mr. Sherman is Chairman of the Board of Directors of the Company, as well as a private investor and a franchisee and a consultant to Papa John's International.

Mr. Langford is a director of the Company and General Manager of WAVE TV, an NBC affiliate. WAVE TV has a principal place of business at 725 S. Floyd Street, Louisville, Kentucky 20232.

Mr. Hart is a director of the Company and a private investor.

Mr. Grisanti is a private investor.

Mr. Laughery is a private investor and a Papa John's franchisee.

Mr. Keener is a director of the Company and a private investor.

Mr. Fleishman is Vice Chairman, Secretary and a director of the Company and is an attorney at the law firm Greenebaum Doll & McDonald PLLC.

PJ Acquisition Corp. is a Delaware corporation formed by the other Reporting Persons to facilitate the transactions described in Item 4. It has no business or operations. It will be owned by the other Reporting Persons. Its initial directors are Messrs. Stephens, Sherman and Fleishman. Mr. Sherman is Chairman, Mr. Stephens is President and Chief Executive Officer and Mr. Fleishman is Secretary.

     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

     (f) Each of the Reporting Persons who are natural persons are citizens of the United States.

Item 3         Source and Amount of Funds and Other Consideration
- ------         --------------------------------------------------

     Each of the Reporting Persons has owned most of the shares of Common Stock reported herein since the Company's initial public offering in 1996. The Reporting Persons contributed an aggregate of $100,000 to a fund to be used to pay certain initial expenses involved in the proposed transaction. Other than as described in the preceding sentence, no funds were involved in the formation of the group by the Reporting Persons. It is anticipated that the source of funds for the transactions proposed by the Reporting Persons described in Item 4 will be loans from banks and other institutional lenders. The terms of such loans have not yet been determined.

Item 4         Purpose of the Transaction
- ------         --------------------------

     On March 23, 2001, the Reporting Persons presented to the Company's Board of Directors a proposal for the Reporting Persons to acquire all the outstanding Common Stock not owned by them. The transaction would be structured as a tender offer by PJ Acquisition Corp. at a price per share of $8.00. Promptly after consummation of the tender offer, the remaining shares of Common Stock owned by the public would be acquired through a merger at the tender offer price. The proposed transaction is subject, among other things, to (1) entering into a definitive agreement with the Company in form and substance customary for transactions of this sort, (2) approval of the transaction by a special committee of the Company's Board of Directors consisting of independent members of the board, (3) receipt of satisfactory financing for the transaction, (4) receipt of a fairness opinion from the financial advisor to the special committee that the proposed transaction is fair from a financial point of view to the public shareholders, and (5) ownership by the Reporting Persons of at least 90% of the Company's outstanding stock upon consummation of the tender offer. The Reporting Persons reserve the right to waive any of these conditions.

     The proposed transaction, if and when consummated, would result in the Company's Common Stock ceasing to be eligible for listing on the NASDAQ Stock Market and becoming eligible for termination of registration under Section 12(g)(4) of the Act.

     No Reporting Person has any present plans or proposals which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions set forth herein, although the Reporting Persons reserve the right to develop such plans.

Item 5      Interest in Securities of the Issuer
- ------      ------------------------------------

     (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the shares of common stock beneficially owned by each member of such group, or an aggregate of 1,977,854 shares of common stock, representing approximately 43.3% of the total outstanding shares of common stock (based on the 4,323,648 shares of common stock issued and outstanding as of the date hereof and including options to purchase 241,434 shares of common stock held by any of the Reporting Persons which are presently exercisable or exercisable within 60 days of the date hereof).

          Richard F. Sherman may be deemed to be the beneficial owner of 293,000 shares (6.7%) of common stock.

          Douglas S. Stephens may be deemed to be the beneficial owner of 353,898 shares (8.0%) of common stock.

          Stephen P. Langford may be deemed to be the beneficial owner of 225,164 shares (5.2%) of common stock.

          Martin T. Hart may be deemed to be the beneficial owner of 143,000 shares (3.3%) of common stock.

          Michael J. Grisanti may be deemed to be the beneficial owner of 164,404 shares (3.8%) of common stock.

          Jack A. Laughery may be deemed to be the beneficial owner of 213,355 shares (4.9%) of common stock

          Frank O. Keener may be deemed to be the beneficial owner of 342,603 shares (7.9%) of common stock

          Michael M. Fleishman may be deemed to be the beneficial owner of 242,430 shares (5.6%) of common stock

          PJ Acquisition Corp. is not presently the beneficial owner of any shares of common stock.

     (b) The following table sets forth information as to the shares of common stock as to which each reporting person individually has sole or shared power to vote or direct the disposition.

                         Sole Power to Vote or     Shared Power to Vote or
                            Direct the Vote/           Direct the Vote/
                         Sole Power to Dispose     Shared Power to Dispose
                                   or                         or
                        Direct the Disposition     Direct the Disposition
                        ----------------------     ----------------------
                           Number of Shares           Number of Shares
                        ----------------------     ----------------------
Richard F. Sherman            88,000/(1)/                205,000/(2)/

Douglas S. Stephens          353,898/(3)/                   0

Stephen P. Langford          225,164/(4)/                   0

Martin T. Hart               143,000/(5)/                   0

Michael J. Grisanti          164,404/(6)/                   0

Jack A. Laughery             189,981                      23,374/(7)/

Frank O. Keener              342,603/(8)/                   0

Michael M. Fleishman         226,430/(9)/                 16,000/(10)/

PJ Acquisition Corp.            0                           0

(1) Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof.

(2) Includes 100,000 shares held in trust for his adult daughter and 100,000 shares held in trust for his adult son and 5,000 shares held directly by his adult son.
(3) Includes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof.
(4) Includes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.
(5) Includes 100,000 shares held by H Investment Company LLP; Mr. Hart is general partner of H Investment Company LLP. Includes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.
(6) Includes 37,747 shares held by the Grisanti Family Limited Partnership, of which Mr. Grisanti is general partner.
(7) Includes 3,300 shares held by the Laughery Foundation and 20,074 shares held by his adult daughter.
(8) Includes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.
(9) Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof.
(10) Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares held by Mr. Fleishman's wife as custodian for their minor child. Mr. Fleishman disclaims beneficial ownership of shares owned by his wife.

     (c) There have been no transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by any of the Reporting Persons.

     (d) No other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by any Reporting Person.

     (e) Not applicable.

Item 6         Contracts, Arrangements, Understandings or Relationships with
- ------         -------------------------------------------------------------
               Respect to Securities of an Issuer
               ----------------------------------

     To the knowledge of the Reporting Persons, except to the extent described in Item 4, and as set forth below, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

     Messrs. Sherman and Fleishman each own options to purchase (i) 12,000 shares of common stock at an exercise price of $12.50, all which are currently exercisable, and which terminate on October 24, 2006; (ii) 5,000 shares of common stock at an exercise price of $16.94, all of which are currently exercisable, and which terminate on July 1, 2007; (iii) 4,000 shares of common stock at an exercise price of $13.75 vesting in four annual installments on the anniversaries of the October 27, 1997 grant date and which terminate on October 27, 2007; (iv) 5,000 shares of common stock at an exercise price of $19.34, all of which are currently exercisable and which terminate on July 1, 2008; (v) 4,000 shares of common stock at an exercise price of $17.00 a share vesting in four annual installments on the anniversaries of the October 23, 1998 grant date and which terminate on

October 23, 2008; (vi) 5,000 shares of common stock at an exercise price of $19.50, all of which are currently exercisable and which terminate on July 1, 2009; (vii) 4,000 shares of common stock at an exercise price of $19.88 vesting in four annual installments on the anniversaries of the October 22, 1999 grant date and which terminate on October 22, 2009; (viii) 5,000 shares of common stock at an exercise price of $9.75, all of which are currently exercisable and which terminate on July 1, 2010; and (ix) 4,000 shares of common stock at an exercise price of $7.63 vesting in four annual installments on the anniversaries of the October 24, 2000 grant date and which terminate on October 24, 2010.

     Mr. Stephens owns options to purchase (i) 62,500 shares of common stock at an exercise price of $12.50, all of which are currently exercisable, and which terminate on October 24, 2006; (ii) 25,000 shares of common stock at an exercise price of $13.75, all of which are currently exercisable, and which terminate on October 27, 2007; (iii) 41,368 shares of common stock at an exercise price of $13.25 a share vesting in four annual installments on the anniversaries of the October 8, 1998 grant date and which terminate on October 8, 2008; and (iv) 32,500 shares of common stock at an exercise price of $15.88 vesting in four annual installments (10-20-30-40 percent) on the anniversaries of the November 5, 1999 grant date and which terminate on November 5, 2009.

     Messrs. Hart, Keener and Langford each own options to purchase (i) 12,000 shares of common stock at an exercise price of $12.50, all of which are currently exercisable, and which terminate on October 24, 2006; (ii) 4,000 shares of common stock at an exercise price of $13.75 vesting in four annual installments on the anniversaries of the October 27, 1997 grant date and which terminate on October 27, 2007; (iii) 4,000 shares of common stock at an exercise price of $17.00 a share vesting in four annual installments on the anniversaries of the October 23, 1998 grant date and which terminate on October 23, 2008; (iv) 4,000 shares of common stock at an exercise price of $19.88 vesting in four annual installments on the anniversaries of the October 22, 1999 grant date and which terminate on October 22, 2009; and (v) 4,000 shares of common stock at an exercise price of $7.63 vesting in four annual installments on the anniversaries of the October 24, 2000 grant date and which terminate on October 24, 2010.

     The foregoing options all vest upon a change in control and accordingly would vest upon consummation of the proposed transaction described in item 4.

Item 7         Material to be Filed as Exhibits
- ------         --------------------------------
Exhibit                                          Description

1              Joint Filing Agreement, dated as of March 30, 2001, among the
               Reporting Persons

2 Proposal, dated March 23, 2001, on behalf of the Reporting Persons to the Board of Directors of the Company

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Richard F. Sherman         /s/ Douglas S. Stephens
- -----------------------------  ------------------------
Richard F. Sherman             Douglas S. Stephens


/s/ Stephen P. Langford        /s/ Martin T. Hart
- -----------------------------  ------------------------
Stephen P. Langford            Martin T. Hart


/s/ Michael J. Grisanti        /s/ Jack A. Laughery
- -----------------------------  ------------------------
Michael J. Grisanti            Jack A. Laughery


/s/ Frank O. Keener            /s/ Michael M. Fleishman
- -----------------------------  ------------------------
Frank O. Keener                Michael M. Fleishman


PJ Acquisition Corp.

By:/s/ Michael M. Fleishman
   ------------------------
Title: Secretary